FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Schulze , Richard M. (Last) (First) (Middle) 7075 Flying Cloud Drive (Street) Eden Prairie, MN 55344 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Best Buy Co., Inc. BBY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 09/30/02 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

   X   10% Owner

   X   Officer (give title below)

      Other (specify below)

Chariman of the Board

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	09/30/02	09/30/02	G	V	5,520	A		--	I (1)	Spouse
Common Stock	09/30/02	09/30/02	G	V	5,520	D		1,150	I (1)	Spouse
Common Stock	09/30/02	09/30/02	G	V	12,018	D		49,885,618	I	Revocable Trust
Common Stock								488,245	D
Common Stock								47,535	I	401(k)
Common Stock								753,784	I	GRAT
Common Stock								762,029	I	Spouse GRAT
Common Stock								126,582	I	Spouse Revocable Trust
Common Stock								684	I	Spouse IRA
Common Stock								690	I	IRA

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$2.13								04/17/07	Common Stock	219,000		219,000	D
Stock Option (Right to Buy)	$11.46								04/23/08	Common Stock	480,000		480,000	D
Stock Option (Right to Buy)	$34.79								04/15/09	Common Stock	157,500		157,500	D
Stock Option (Right to Buy)	$46.75								04/13/10	Common Stock	607,500		607,500	D
Stock Option (Right to Buy)	$37.06								04/26/11	Common Stock	382,500		382,500	D
Stock Option (Right to Buy)	$51.27								04/10/12	Common Stock	127,500		127,500	D
Stock Option (Right to Buy)	$51.27								04/10/12	Common Stock	7,500		7,500	D

Explanation of Responses:

/s/ Nancy J. Wigchers ** Signature of Reporting Person	10/28/02 Date

Nancy J. Wigchers, Attorney-in-fact Richard M. Schulze

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002